MO R S E,  Z E L N I C K,  R O S E  &  LA N D E R
A   L I M I T E D   L I A B I L I T Y   P A R T N E R S H I P

405 PARK AVENUE
NEW YORK, NEW YORK 10022-2605
212-838-1177
FAX – 212-838-9190

December 2, 2009

WRITER’S DIRECT LINE
(212) 838-8269

Ms. Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
Washington. D.C. 20549

Re:	BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed December 2, 2009
File No. 333-162345

Dear Ms. Fisher:

          On behalf of BioCurex Inc. (the “Company”), we submit this response to your letter dated November 30, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 2 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier three copies of Amendment No. 2 marked to show changes from the original Registration Statement as well as a hard copy of this letter.

          Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

1.

If you elect to provide the staff with copies that are marked to show changes, please ensure that the markings are accurate. For example, it appears that you updated your financial statements and notes, but those financial statements and notes are not marked to show changes from your prior filing.

Your comment is noted and we apologize for any inconvenience this might have caused.

Prospectus Cover

2.

We note your response to prior comment 1. Consistent with staff policy to provide meaningful pricing information, please revise so that the price range for the units does not exceed $2.00. Also disclose the total number of each class of securities comprising the units. See Regulation S-K Item 501(b)(2).

December 2, 2009

The price range for the units has been revised so that it does not exceed $2.00. In addition, the prospectus cover, as revised, includes the aggregate number of shares and warrants included in the units.

Graphic
3.

We note the graphics added to the front of your document. Revise to clarify that the registrant has not sought or received FDA or other regulatory approvals for the marketing and sale of any of its products in the United States or any other jurisdiction. Expand the disclosure to state that that the “clinical samples” you mention do not relate to clinical trials necessary for regulatory approval and that you or your licensees have not yet commenced clinical trials necessary to obtain such regulatory approvals. Also state, if true, that your test results have not been verified by an independent research facility. With regard to “Figure 2,” clarify that you have not yet developed a prototype of the device depicted.

Additional disclosure has been added as per your comment. However, please note that, with regard to Figure 1, some of the Company’s test results have been verified – by Abbott and others – and have been presented at various independent conferences. In addition, with respect to Figure 2, the Company has developed an in-house prototype, which is currently being tested.

Summary Financial Data, page 6
4.	Please refer to prior comments 9 and 10. It is not clear how you have addressed all of the points in our original comments. Please address the following:

•

With respect to each of the pro forma adjustments you are reflecting on pages 6 and 19, please revise to provide clarification for why you believe the adjustments are material to investors. Refer to Rule 11-01(a)(8) and Rule 11-02 of Regulation S-X.

Additional disclosure has been added to pages 6 and 19 to clarify the adjustments made to the actual balance sheet data. These adjustments are the following:

1.

Additional share issuances. Subsequent to September 30, 2009, the Company issued an additional 3,500,000 shares. Of these shares, approximately 2,800,000 shares were subscribed for before that date and were reflected on the balance sheet as common stock subscriptions. The Company, however, had not issued those shares as of that date and, therefore, they were not included in the number of shares outstanding at that date. The balance of the shares, approximately 700,000, was issued in October 2009 in connection with the conversion of $100,000 principal amount of the amended secured convertible notes. The issuance of 3,500,000 represents approximately 5% of the total number of shares outstanding. Although the Company does not believe this material for purposes of Rule 11-01(a)(8), it does believe that it is a subsequent fact that should be communicated to investors. Therefore, the Company gave pro forma effect in the as adjusted numbers and in order to be consistent with the disclosure throughout the Prospectus. As stated in the Prospectus, the number of shares outstanding both immediately before and immediately after the offering includes those 3,500,000 shares. In addition, throughout the Prospectus the outstanding principal balance on the amended secured convertible notes reflects the October 2009 conversion. Failing to reflect that conversion in the pro forma, as adjusted columns on pages 6 and 19 of the Prospectus, both in terms of the reduction in principal and the increase in the number of outstanding shares, in the Company’s view, would be inconsistent with the disclosure elsewhere in the Prospectus and would be confusing and misleading.

December 2, 2009

2.

The estimated net proceeds of this offering. The inclusion of estimated net proceeds of the offering in pro forma, as adjusted financial information is appropriate under the requirements of Regulation S-X.

3.

Repayment of debt. The Company believes that the repayment of debt in this case is a material event. The repayment of debt is a required use of proceeds under the various debt instruments. The total amount of proceeds that will be used to repay debt represents the largest single use of proceeds constitutes the largest single use of proceeds, approximately 26.6%, other than working capital and general corporate purposes. However, unlike working capital and general corporate purposes, the impact of the repayment of debt will be immediate as opposed to being spread out over time. Also, as a result of that repayment, the Company will have significantly reduced its outstanding liabilities – by approximately 46.3% -- and its indebtedness – by approximately 74.0%.

	•	Tell us how you have considered the requirements to provide pro forma condensed statements of income, including a discussion of why you concluded that such information was not necessary.

As discussed above, there were no transactions or events occurring after September 30, 2009 that the Company deemed material under Rule 11-02 of Regulation S-X. The only development of any significance, as discussed above was the issuance of 3,500,000 shares. However, this had no impact on the Company’s operations. Since most of these shares were subscribed for on or before September 30, 2009, the receipt of the cash purchase for those shares and the recording of any related liability were already reflected on the Company’s financial statements. As to the remaining 700,000 shares issued upon conversion of $100,000 principal amount of the amended secured convertible notes, that too would not have engendered any material changes to the Company’s statement of income. In addition, the total number of shares issued after September 30, 2009, 3,500,000, represents less than 5% of the total number of shares actually issued and outstanding. On a weighted average basis, its impact would have been further reduced. Thus, giving them pro forma effect for purposes of calculating loss per share would only reduce the metric and then only by an immaterial amount.

5.

Further to the above, we note that the amounts presented in the “as adjusted” column reflect multiple events, but you do not include a full quantitative and qualitative discussion of each separate event. Please revise to address the following:

•

You state that the pro forma information gives effect to the application of the proceeds to repay debt. Please provide specific disclosure of the debt repayments reflected in the pro forma information.

We have revised the disclosure on pages 6 and 19 to include details regarding. See our response to the first bullet point in comment 4.

	•	Explain how you calculate the “as adjusted” cash amount reflected on page 6.

Please see Schedule A attached to this letter.

6.	Please explain to us why you revised the columnar heading entitled “pro forma” within your initial Form S-1 to be labeled “as adjusted” within this amendment.

December 2, 2009

All of the pro forma information in the initial Registration Statement reflected transaction and/or events that occurred after June 30 but before the initial filing date of the Registration Statement. It did not reflect the effect of the proposed offering or the use of proceeds from the proposed offering to repay debt. Most, if not all, of the pro forma information reflected in the original filing is now included in the financial statements for the period ended September 30, 2009. What is not included in that period, the issuance of 3,500,000 shares, is not deemed to be material because all but 700,000 of those shares were reflected as common stock subscriptions on the September 30, 2009 balance sheet. The issuance of the remaining 700,000 is not significant to a company with over 75,000,000 shares issued and outstanding. The as adjusted column is meant reflect the effects of the proposed offering and the use of proceeds to repay debt.

Despite the foregoing, the column heading has been revised to read “Pro Forma, As Adjusted.”

Risk Factors
7.

We note your response to prior comment 11. As we stated in the comment, it is inconsistent with Section 5 of the Securities Act to renegotiate and modify the terms of the private placement of notes after you register for resale the related securities on behalf of the purchasers in the private transaction. Because you did not file a post effective amendment to deregister unsold shares from the resale registration statement prior to renegotiating the terms of the notes, the resale offering was ongoing despite the fact that significant modifications were made to the notes. In the last paragraph, you state that “though never formally withdrawn,” the prospectus was no longer being used. In order to clarify the issue, it would be appropriate to file a post effective amendment to remove from registration the unsold shares you initially registered for resale on behalf of the note holders so that it is clear the note holders cannot resell registered shares upon conversion of the notes that they hold as a result of the loan modification agreement.

The Company, simultaneously with the filing of Amendment No. 2 to the Registration Statement, is filing a post-effective amendment to registration statement No. 333-144879 removing the unsold shares it initially registered for resale on behalf of the note holders. Once this review process is completed, the Company will file a second post-effective amendment to update the information in the prospectus included in that registration statement or withdraw the registration statement entirely.

Inverness License
8.	Regarding your response to prior comment 16:

•

We note that Inverness “may have” successfully adapted your technology to their platform. Given that your agreement with Inverness appears to require them to report to you, please clarify why you do not know whether they have successfully adapted your technology. Also clarify the consequences of a successful adaption. For example, will that enable Inverness or you to initiate clinical trials necessary for regulatory approvals?

Please see page 37 of the Prospectus for revised disclosure. The phrase that Inverness “may have successfully adapted” the Company’s technology to its diagnostic platform has been deleted.

Essentially, Inverness has been reluctant to provide the Company with any information regarding how it was able to adapt the Company’s technology to its diagnostic platform, the results of its testing or its plans for commercialization of any products. Apparently, this reluctance is driven by concerns over unwarranted competitive disclosure, although, to the Company’s knowledge, there are no grounds for concern. At the same time, the Company is satisfied with the information Inverness has been willing to provide. The last communication between the Company and Inverness was in June 2009 at which time Inverness indicated that the assay was working independently, i.e., without the Company’s assistance, in their facility but, to the best of the Company’s recollection, Inverness did not disclose the format on which those tests were running. The Company assumes it was Inverness’ proprietary diagnostic platform. Inverness also said that it has been able to generate the reagents in its own labs. Finally, the annual minimum royalty period will begin in a few days. Based on these factors, the Company believed that Inverness “may have” adapted the Company’s technology to its diagnostic platform.

December 2, 2009

Similarly, assuming the Company’s belief is correct, Inverness has not indicated what it plans to do next. In the Company’s view the only logical next step is for Inverness to initiate clinical trials for the purpose of obtaining regulatory approvals. However, the Company has not been able to verify whether that is, in fact, the case.

•	It is unclear from your revisions whether any “product and development milestones” have been achieved under your license with Inverness. Therefore, we reissue that part of prior comment 16.

The Inverness license agreement does not contain any product or development milestones. See page 37 of the prospectus.

•

Tell us which part of which exhibit contains the “annual minimum royalty payment of $150,000” you disclose here. If that amount is currently redacted from Exhibit 10.4, please refile that exhibit with the redacted amount restored.

The annual minimum royalty payment is provided for in Section 4.3 of the License Agreement with Inverness. The license agreement has been refiled with the redacted amount restored.

2009 Management Options
9.	Please expand your revisions added in response to prior comment 8 to clarify when you expect to grant the options mentioned here.

Additional disclosure has been added that we expect the management options to be granted immediately before or immediately after the offering.

Item 15. Recent Sales of Unregistered Securities, page II-3
10.	We note your revisions in response to prior comment 17. Revise the last paragraph to clarify what exemption applied to the offer and issuance mentioned in paragraph 8.

The last paragraph of Item 15 has been revised in accordance with your comment.

Item 16. Exhibits and Financial Statement Schedules, page II-5
11.

We note your response to prior comment 18. Please tell us why Exhibit 10.3(c) is not marked as being subject to a request for confidential treatment, given the notation in the Form 8-K filed August 15, 2008 and accompanying exhibit. Also tell us when you submitted an application for confidential treatment for the information omitted from that amended agreement.

Exhibit 10.3(c) is now marked as being subject to a request for confidential treatment. The information omitted from the Second Amendment replaced information that was omitted from the original license

December 2, 2009

agreement. The Company assumes that the Confidential Treatment Order issued regarding the original license agreement would apply to the replacement information in the Second Amendment. Yesterday, December 1, 2009, the Company formally filed a confidential treatment request for the information omitted from the second amendment to the Abbott license agreement.

Signatures, page II-9
12.	Please indicate below the second paragraph of text required on the signatures page who signed in the capacity of principal financial officer.

The signature page has been revised to indicate that Gladys Chan is the Company’s Principal Financial Officer in addition to her position as the Company’s Principal Accounting Officer.

Exhibit 5.1
13.	We will continue to evaluate your response to prior comment 19 after you file a final, signed and dated opinion.

Your comment is noted. Once the form of opinion is acceptable to the Commission, we will file a signed and dated version.

14.	We note that the revised opinion refers to the maximum aggregate offering price of the securities. Please revise to identify the number of each type of security covered by the opinion.

The opinion has been revised as per your comment and now refers to the number and type of security being offered.

15.

We note your response to prior comment 20; however, it continues to appear that counsel has not opined on all of the securities included in your fee table. For example, it appears that counsel has not yet opined on the “units” underlying the representative’s warrant and the units to be issued by you to the public. Therefore, we reissue prior comment 20.

Counsel’s opinion has been revised as per your comment.

16.

Refer to the last sentence of the third-to-last paragraph. The opinion you file pursuant to Regulation S-K Item 601(b)(5) may not be qualified as to the jurisdiction in which counsel is admitted to practice or otherwise indicate that counsel is not qualified to opine on that law. For example, it appears that counsel is attempting to carve out the laws of the States of Oregon and Texas. Please file a revised opinion.

The last sentence of the third-to-last paragraph has been deleted.

December 2, 2009

17.	In view of the disclaimer in the penultimate paragraph, please file an updated opinion dated the same date you expect this registration statement to be declared effective.

Your comment is noted.

Very truly yours,
Morse, Zelnick, Rose & Lander, LLP

By:	/s/ Joel J. Goldschmidt
Joel J. Goldschmidt

cc: Mr. Geoffrey Kruczek, Esq. (703-813-6985)

December 2, 2009

SCHEDULE A

Cash at September 30, 2009 per B/S		$364,020
Estimated gross proceeds of offering (1,200,000 units @ $7.00 per unit)		8,400,000
		8,764,020
Less:
Estimated underwriting commissions and discounts (10%)	840,000
Estimated underwriter non-accountable expense allowance (3%)	252,000
Other estimated offering expenses	500,000
		1,592,000
		7,172,020
Less:
Repayment of amended secured convertible notes	1,361,600
Repayment of unsecured notes	450,000
		1,811,600

As adjusted cash at September 30, 2009		$5,360,420